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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          VOCALTEC COMMUNICATIONS LTD.
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.13 per share
                         (Title of Class of Securities)

                                   M97601-10-4
                                 (CUSIP Number)

 David J. Schwartz, Esq.                                  Martha D. Vorlicek
Debevoise & Plimpton LLP                               HarbourVest Partners, LLC
    919 Third Avenue                                     One Financial Center
   New York, NY 10022                                      Boston, MA 02111
     (212) 909-6000                                         (617) 348-3707

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                                November 24, 2005
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)    Names of Reporting Persons                      HarbourVest Partners, LLC
       I.R.S. Identification                           04-3335829
       Nos. of Above Persons (entities only)

(2)    Check the Appropriate Box                       (a) ________
       if a Member of a Group                          (b) ________

(3)    SEC Use Only

(4)    Source of Funds                                 00

(5)    Check if Disclosure of Legal
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)

(6)    Citizenship or Place of
       Organization                                    Delaware

Number of Shares     (7)  Sole Voting Power
Beneficially Owned        910,444
by Each Reporting
Person With          (8)  Shared Voting Power
                          -0-

                     (9)  Sole Dispositive Power
                          910,444

                     (10) Shared Dispositive Power
                          -0-

(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                  910,444

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain Shares

(13)   Percent of Class Represented
       by Amount in Row 11                             19.61%

(14)   Type of Reporting Person                        IA

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(1)    Names of Reporting Persons                      D. Brooks Zug
       I.R.S. Identification
       Nos. of Above Persons (entities only)

(2)    Check the Appropriate Box                       (a) ________
       if a Member of a Group                          (b) ________

(3)    SEC Use Only

(4)    Source of Funds                                 00

(5)    Check if Disclosure of Legal
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)

(6)    Citizenship or Place of
       Organization                                    USA

Number of Shares     (7)  Sole Voting Power
Beneficially Owned        -0-
by Each Reporting
Person With          (8)  Shared Voting Power
                          910,444

                     (9)  Sole Dispositive Power
                          -0-

                     (10) Shared Dispositive Power
                          910,444

(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                  910,444

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain Shares

(13)   Percent of Class Represented
       by Amount in Row 11                             19.61%

(14)   Type of Reporting Person                        IN

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(1)    Names of Reporting Persons                      Edward W. Kane
       I.R.S. Identification
       Nos. of Above Persons (entities only)

(2)    Check the Appropriate Box                       (a) ________
       if a Member of a Group                          (b) ________

(3)    SEC Use Only

(4)    Source of Funds                                 00

(5)    Check if Disclosure of Legal
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)

(6)    Citizenship or Place of
       Organization                                    U.S.A.

Number of Shares     (7)  Sole Voting Power
Beneficially Owned        -0-
by Each Reporting
Person With          (8)  Shared Voting Power
                          910,444

                     (9)  Sole Dispositive Power
                          -0-

                     (10) Shared Dispositive Power
                          910,444

(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                  910,444

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain Shares

(13)   Percent of Class Represented
       by Amount in Row 11                             19.61%

(14)   Type of Reporting Person                        IN

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(1)    Names of Reporting Persons                      HIPEP III-Direct
       I.R.S. Identification                           Associates LLC
       Nos. of Above Persons (entities only)           04-3402912

(2)    Check the Appropriate Box                       (a) ________
       if a Member of a Group                          (b) ________

(3)    SEC Use Only

(4)    Source of Funds                                 00

(5)    Check if Disclosure of Legal
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)

(6)    Citizenship or Place of
       Organization                                    Delaware

Number of Shares     (7)  Sole Voting Power
Beneficially Owned        -0-
by Each Reporting
Person With          (8)  Shared Voting Power
                          910,444

                     (9)  Sole Dispositive Power
                          -0-

                     (10) Shared Dispositive Power
                          910,444

(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                  910,444

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain Shares

(13)   Percent of Class Represented
       by Amount in Row 11                             19.61%

(14)   Type of Reporting Person                        00

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(1)    Names of Reporting Persons                      HarbourVest International
       I.R.S. Identification                           Private Equity Partners
       Nos. of Above Persons (entities only)           III-Direct Fund L.P.
                                                       04-3402925

(2)    Check the Appropriate Box                       (a) ________
       if a Member of a Group                          (b) ________

(3)    SEC Use Only

(4)    Source of Funds                                 00

(5)    Check if Disclosure of Legal
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)

(6)    Citizenship or Place of
       Organization                                    Delaware

Number of Shares     (7)   Sole Voting Power
Beneficially Owned         -0-
by Each Reporting
Person With          (8)   Shared Voting Power
                           910,444

                     (9)   Sole Dispositive Power
                           -0-

                     (10)  Shared Dispositive Power
                           910,444

(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                  910,444

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain Shares

(13)   Percent of Class Represented
       by Amount in Row 11                             19.61%

(14)   Type of Reporting Person                        PN

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                       CONTINUATION PAGES TO SCHEDULE 13D

     In order to avoid any question as to whether the Reporting Persons' beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility, the Reporting Persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary. This Schedule 13D shall not be deemed an admission that the Reporting Persons are required to file their beneficial ownership reports on Schedule 13D rather than on Schedule 13G.

Item 1. Security and Company.

     This statement relates to the Ordinary Shares, par value New Israeli Shekel $0.13 per share (adjusted to reflect a 1-for-13 reverse stock split effective November 28, 2005) (the "Stock"), of VocalTec Communications Ltd., a public company organized under the laws of the State of Israel (the "Company"). The principal executive offices of the Company are located at 1 Maskit Street, Herzliya, 46733, Israel.

Item 2. Identify and Background.

     (a) This Statement on Schedule 13D is filed by HarbourVest Partners, LLC ("HarbourVest"), D. Brooks Zug ("Zug"), Edward W. Kane ("Kane"), HIPEP III-Direct Associates LLC ("HIPEP III Associates"), who may be deemed to be beneficial owners of the Company's Stock, and HarbourVest International Private Equity Partners III-Direct Fund L.P. ("HIPEP III Fund"), the record owner of the Company's Stock, (together the "Reporting Persons").

     The following individuals are managing directors of HarbourVest:

     Edward W. Kane
     D. Brooks Zug
     John M. Begg
     Theodore A. Clark
     Kevin S. Delbridge
     William A. Johnston
     Frederick C. Maynard
     John G. Morris
     Ofer Nemirovsky
     Gregory V. Stento
     Martha DiMatteo Vorlicek
     Robert M. Wadsworth

     Generally, investment decisions by HarbourVest require the affirmative consent of both Messrs. Kane and Zug.

     Mr. Robert M. Wadsworth serves on the Company's Board of Directors.

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     In addition, Ilan Rosen, a consultant to HarbourVest, serves as the
Chairman of the Board of Directors of the Company.

     HarbourVest is the sole managing member of HIPEP III Associates.

     HIPEP III Associates is the sole general partner of HIPEP III Fund.

     (b) The business address for each of the individuals and entities identified in Item 2(a) above is One Financial Center, 44th Floor, Boston, MA 02111 USA.

     (c) HarbourVest is a global private equity investment management firm and is the sole managing member of HIPEP III Associates. HIPEP III Associates is the sole general partner of HIPEP III Fund. HIPEP III Fund is a private investment fund. The principal occupation of each of the individuals named in Item 2(a) above is that of a managing director of HarbourVest. The business addresses for each of these individuals and entities is stated in Item 2(b) above.

     (d) and (e) None of the individuals or entities with respect to whom information is required by this Item 2 has been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (f) HarbourVest and HIPEP III Associates are Delaware limited liability companies. HIPEP III Fund is a Delaware limited partnership. With the exception of William A. Johnston, all of the named individuals are citizens of the United States. Mr. Johnston is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration.

          HIPEP III Fund owned a 26.1% interest in Tdsoft Ltd., a private company organized under the laws of the State of Israel ("Tdsoft"). On October 27, 2005, the Company entered into a Share Sale and Purchase Agreement (the "Share Sale and Purchase Agreement") with Tdsoft and certain of Tdsoft's shareholders, including HIPEP III Fund. Pursuant to the Share Sale and Purchase Agreement, Tdsoft's shareholders agreed to sell and the Company agreed to purchase all of the issued and outstanding share capital of Tdsoft by issuing to Tdsoft's shareholders ordinary shares of the Company in

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an aggregate amount equal to 75% of the issued and outstanding share capital of the Company immediately following the transaction. As a result of the transactions contemplated by the Share Sale and Purchase Agreement (collectively, the "Transaction"), Tdsoft would become a wholly-owned subsidiary of the Company.

          The Transaction closed on November 24, 2005. At that time, HIPEP III Fund received 11,835,777 Ordinary Shares, par value New Israeli Shekel 0.01, of the Company, in exchange for its entire interest in Tdsoft.

          Descriptions of the Share Sale and Purchase Agreement contained in this Schedule 13D are qualified in their entirety by reference to the form of such agreement, the full text of which is filed as Exhibit 1 hereto and incorporated herein by reference.

          On November 25, 2005, the Company announced a 1-for-13 reverse split of its Ordinary Shares, effective immediately before trading on Monday, November 28, 2005. After giving effect to this reverse stock split, HIPEP III Fund holds 910,444 shares of the Company's Stock.

Item 4. Purpose of Transaction.

          The Reporting Persons acquired the Company's Stock for investment purposes during the ordinary course of business. However, the Company's business and industry and the ownership of its Stock will be continuously evaluated. Depending upon ongoing evaluations of prevailing market conditions, other investment opportunities, liquidity requirements of HIPEP III Fund, or other investment considerations HIPEP III Fund deems material, HIPEP III Fund may from time to time acquire or dispose of the Company's Stock in open market or privately negotiated transactions.

          Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5. Interest in Securities of the Issuer.

     (a) HarbourVest, as the result of its position as the sole managing member of HIPEP III Associates, Zug and Kane, as the result of their positions as senior managing directors of HarbourVest, HIPEP III Associates, as the result of its position as the sole general partner of HIPEP III Fund, and HIPEP III Fund as record and ultimate owner of the Company's Stock, each may be deemed to beneficially own 910,444 shares of the Company's Stock, or 19.61% of Company Stock currently outstanding (based on 4,642,007 shares of Stock outstanding as of November 28, 2005, as reported by the Company in Form 6-K filed with the Securities and Exchange Commission on November 28, 2005).

     HarbourVest, HIPEP III Associates, Kane and Zug disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own, except to the extent of their pecuniary interests therein.

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     (b) HarbourVest, as the result of its position as the sole managing member of HIPEP III Associates, may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 910,444 shares of the Company's Stock held by HIPEP III Fund.

     Kane and Zug, as the result of their positions as senior managing directors of HarbourVest, may be deemed to share power to vote or direct the vote of and to dispose of or to direct the disposition of 910,444 shares of the Company's Stock held by HIPEP III Fund.

     HIPEP III Associates, as the sole general partner of HIPEP III Fund, and HIPEP III Fund, as record and ultimate owner of the Company's Stock, may be deemed to share power to vote or direct the vote of and to dispose of or to direct the disposition of 910,444 shares of the Company's Stock held by HIPEP III Fund.

     (c) On November 24, 2005, as the result of the merger of Tdsoft into the Company, HIPEP III Fund received shares of the Company's Stock. See Item 3 above.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Except as described in this Schedule 13D, none of the individuals or entities named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Issuer, including but not limited to the transfer of any shares of Common Stock, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1.   Form of Share Sale and Purchase Agreement among VocalTec
             Communications Ltd., Tdsoft Ltd. and certain Tdsolft Ltd.
             Shareholders, incorporated herein by reference to Exhibit 99.2 to Form 6-K filed with the Securities and Exchange Commission by VocalTec Communications Ltd. on November 7, 2005.

Exhibit 2.   Joint Filing Agreement, dated December 5, 2005.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2005

                                        HARBOURVEST PARTNERS, LLC


                                        By: /s/ Martha D. Vorlicek
                                            ------------------------------------
                                        Name: Martha D. Vorlicek
                                        Title: Managing Director

                                        /s/ Edward W. Kane
                                        ----------------------------------------
                                        Edward W. Kane

                                        /s/ D. Brooks Zug
                                        ----------------------------------------
                                        D. Brooks Zug


                                        HIPEP III-DIRECT ASSOCIATES LLC

                                        By: HARBOURVEST PARTNERS, LLC
                                        Its Managing Member


                                        By /s/ Martha D. Vorlicek
                                           -------------------------------------
                                        Name: Martha D. Vorlicek
                                        Title: Managing Director


                                        HARBOURVEST INTERNATIONAL PRIVATE EQUITY
                                        PARTNERS III-DIRECT FUND L.P.

                                        By: HIPEP III-DIRECT ASSOCIATES LLC
                                        Its General Partner

                                        By: HARBOURVEST PARTNERS, LLC
                                        Its Managing Member

                                        By: /s/ Martha D. Vorlicek
                                            ------------------------------------
                                        Name: Martha D. Vorlicek
                                        Title: Managing Director